EXHIBIT 2.1
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                                    AGREEMENT

THIS AGREEMENT made this 8th day of January 2004 by and between Evan Rapoport located at 101 North Clematis St., Ste. 511, West Palm Beach, Florida, and ZAP located at 501 4th Street, Santa Rosa, California.

In consideration of the mutual covenants contained herein, it is agreed by and between the parties as follows:

1a. ZAP shall pay Evan Rapoport a total sum of 100 preferred shares (60 plus 40) (equivalent to 100,000 common shares of ZAPZ stock) and 935,500 B-2 Restricted Warrants for any services provided, including, but not limited to, stock promotion and investor relation services. The value of service received was a total of $1,040,000.

1b. It is understood that the underlying stock is restricted under Rule 144 guidelines.

The actions to be taken by the parties hereto to close the transaction as provided shall take place on or before January 8, 2004 at the office of ZAP at 501 Fourth Street, Santa Rosa, CA 95401 hereinafter referred to as the ("Closing Date"). This Agreement shall be governed in all respects by the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals, the date and place first above written.

Dated: January 8, 2004

/s/ Evan Rapoport                   /s/ Renay Cude
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Evan Rapoport                       Renay Cude for ZAP